Exhibit 6

CERTIFICATE

We, attorneys-at-law, do hereby certify that attached hereto are true and correct translations of the following laws into the English language and that these laws are in full force and effect as of the date hereof.

(a)	the Development Bank of Japan Law (Law No. 73 of 1999, as amended)

(b)	Excerpts from the Law Concerning Special Measures with respect to Acceptance of Foreign Capital from International Bank for Reconstruction and Development, etc. (Law No. 51 of 1953, as amended) (Art. 2, pars. 2 and 3, Art. 3, pars. 2 and 3 and Art. 5)

IN WITNESS WHEREOF, we have hereunto set our hands this 12th day of October 2007.

/s/ Anderson Mori & Tomotsune
Anderson Mori & Tomotsune